UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-40333

LARGO INC.
(Translation of registrant's name into English)

199 Bay Street

Commerce Court West, Suite 5300

Toronto, Ontario MSL 1B9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3, 99.4, and 99.5 to this report on Form 6-K are hereby incorporated by reference as an Exhibit to the Registration Statement on Form F-3 of Largo Inc. (File No. 333-290163), as amended and supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LARGO INC.
(Registrant)

Date: September 28, 2026	By:	/s/ Alberto Arias
	Name:	Alberto Arias
	Title:	Co-Chief Executive Officer

FORM 6-K EXHIBIT INDEX

Exhibit Number	Document Description

99.1	Opinion of Stikeman Elliot LLP
99.2	Opinion of Troutman Pepper Locke LLP
99.3	Form of Securities Purchase Agreement, between Largo Inc. and Purchasers
99.4	Form of Common Warrant
99.5	Form of Placement Agent Warrant
99.6	Press Release, dated September 25, 2026